Lend Lease
CORPORATION

14 May 2002

02034635

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 154 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
13 May 2002	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notices
14 May 2002	Announcement to Australian Stock Exchange Sale of Norwich Retail Development

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

A P Ho
Assistant Company Secretary

dw 6/12

LL0004

SEC\Appendix 3Y (NEDs Shares) & Norwich Sale.doc

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

13 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for the following Directors:

- Yong Hai CHUA
- Jill Ker CONWAY
- David Alexander CRAWFORD
- Peter Carl GOLDMARK
- Richard Anthony LONGES
- Rudolf Gottfried MUELLER

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YONG HAI CHUA
Date of last notice	8 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	12,184
Class	ORDINARY SHARES
Number acquired	969
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	13,153

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JILL KER CONWAY
Date of last notice	8 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	14,074
Class	ORDINARY SHARES
Number acquired	4,012
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	18,086

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID ALEXANDER CRAWFORD
Date of last notice	21 MARCH 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	2,475
Class	ORDINARY SHARES
Number acquired	465
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	2,940

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER CARL GOLDMARK
Date of last notice	8 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	2,000
Class	ORDINARY SHARES
Number acquired	500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	2,500

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD ANTHONY LONGES
Date of last notice	21 MARCH 2002

Part 1 - *Change of director's relevant interests in securities*

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	10,120
Class	ORDINARY SHARES
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	11,120

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUDOLF GOTTFRIED MUELLER
Date of last notice	8 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 APRIL 2002
No. of securities held prior to change	6,000
Class	ORDINARY SHARES
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.79 PER SHARE
No. of securities held after change	7,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

14 May 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF NORWICH RETAIL DEVELOPMENT

Lend Lease Corporation Limited ("Lend Lease") announces the sale by its UK based subsidiary, Lend Lease Europe Limited, of its 100% participation in Chapelfield, the retail led, mixed-use development in Norwich, UK to Capital Shopping Centres PLC. Construction of the centre is scheduled to commence in July 2002, with practical completion scheduled for 2005.

Under the terms of the agreement, Capital Shopping Centres will contribute £40 million (A$108 million) on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let. Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of approximately £295 million (A$797 million). In addition, Capital Shopping Centres has agreed to acquire the residential element of the project, comprising 115 residential units, at an estimated cost of £12 million (A$32 million) before fit-out costs.

Capital Shopping Centres will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease will design, construct and develop Chapelfield and will be responsible for letting.

Further details are included in the attached Background Information.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

BACKGROUND INFORMATION

CHAPELFIELD

Chapelfield: A new quarter to the City of Norwich

The Chapelfield development is scheduled for practical completion in 2005, and will become Norwich's premier fashion and shopping destination. The renovation of the old Nestle factory will provide a new quarter to the city offering a variety of top end high street fashions and a wide range of convenience eating. The retail outlets will service the estimated 1 million population within its catchment area. Work on the site is due to start in July 2002.

The addition of the Chapelfield retail location and its 510,000 square feet will provide unprecedented choice to the people of Norwich, including 10 flagship stores and a major new department store. This will raise the profile of Norwich as a prosperous city and increase its ranking as a leading UK shopping venue.

It has been designed to integrate with the existing town centre and has had the full consultation of the City Council in order to regenerate this important area of Norwich.

Why Norwich?

The area is an expanding and prosperous one, with East Anglia known to be Britain's second most affluent region. Norwich has seen a strong increase in both population and wealth over the last 25 years, with this trend expected to continue and an 11.3% increase in population forecast by 2025 (compared to a national average of 9% - source ONS). Investment into the region increased by 7.3% per annum (3.4% per annum nationally) in the period 1995 to 2000.

Retail in Norwich

Residents within the current catchment area generate an annual level of retail expenditure on key goods of over £1 billion (2000 prices). This high level of expenditure is linked to Norwich's geographical isolation, allowing for strong penetration within its core catchment. Potential exists to increase the area of and penetration in to the secondary catchment.

Norwich is currently under spaced for fashion and accessory shopping offering 51% of space compared with the target UK benchmark of 60%.

Chapelfield provides a shopping district to an under serviced area and will provide facilities to a previously untapped market. The site also represents a substantial regenerator for the city of Norwich through the creation of 2000 long term employment opportunities. It is believed to be the largest ever single investment in Norwich.

Fact & figures at a glance: Chapelfield

- Retail led, mixed-use regeneration of a city centre site formerly occupied by a Nestle factory

- Total Chapelfield floorspace: 510,000 sq. ft. [47, 380 sq. m.] of retail
    - 140,000 sq. ft. [13,000 sq. m.] House of Fraser department store
    - 10 large stores and over 80 shops, restaurants and cafes

- Chapelfield will have the largest shoppers' car park in the city, amounting to 15% of the total provision for shoppers in Norwich, with 1,000 spaces

- The lower mall level of Chapelfield connects directly into St Stephen's Street – the principal bus drop-off point

- Chapelfield will have two primary pedestrian links to the existing city centre

- Chapelfield will be a new quarter for Norwich, designed to integrate with the existing city centre, extending the pedestrianised areas and offering an all-weather environment with a city centre feel

- 115 residential units

- Fully integrated with the city centre and public transport routes

- Approximately £275 million investment creating 2,000 long term jobs, with an additional 800 during the construction period

- A catchment of 1 million people, with a primary catchment of 420,000 people within a 30 minute drive

- Construction commences July 2002; estimated completion 2005.

Chapelfield concept

The overall design of the scheme is being led by the appointed architects, Building Design Partnership, with Eric Kuhne & Associates undertaking the interior space concept design work and Dixon Jones undertaking the exterior spaces. The design team believes that Chapelfield's internal and external retailing environments will complement the existing retailing in the city. The Chapelfield Quarter will have distinct districts such as the arcade, dining hall, merchants' hall areas. The concept creates a shopping destination that is fully integrated with its surrounding area.

The retail location will offer shoppers an outdoor experience, acting as an extension to the existing pedestranised areas of Gentleman's Walk and Brigg Street. The internal shopping area will take on the look of a "covered street", offering an all weather environment with a city centre feel.

Lend Lease background

Lend Lease is an integrated global real estate group comprising two businesses: Real Estate Solutions, which offers clients creating physical assets a full range of project management, construction, development, capital structuring and consulting services; and Real Estate Investment Management, serving clients who invest in real estate equity or debt.

In Europe Lend Lease has primarily been involved with the development and management of regional shopping centres, commencing with the opening of its flagship, Bluewater, in Kent in March 1999. Lend Lease also developed Touchwood in Solihull which opened in September last year, and Overgate in Dundee, and is building a major development in Madrid, Spain.

Capital Shopping Centres background

Capital Shopping Centres PLC ("CSC"), a wholly owned subsidiary of Liberty International PLC, is a leading company in the United Kingdom specialising in the ownership, management and development of regional shopping centres. The company has a portfolio of ten high quality shopping centres, totalling some 8 million square feet, seven of which are in town centres including major schemes in Newcastle, Nottingham and Watford, and three leading out-of-town regional shopping centres at Lakeside (Thurrock), MetroCentre (Gateshead) and Braehead (Glasgow).

CSC has over 30 years' experience of working in partnership with local authorities and other partners. Current projects include partnership schemes for major retail -led mixed-use town centre projects in Oxford, Liverpool and Cardiff.

ENDS

For further information contact:

John Frey
Cosway Australia
Tel: 0411 361 361